Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR AND OVERNIGHT COURIER *FOIA CONFIDENTIAL TREATMENT REQUEST* CONFIDENTIAL TREATMENT REQUESTED BY DATADOG, INC. IN CONNECTION WITH DRAFT REGISTRATION STATEMENT ON FORM S-1, AS AMENDED

August 21, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:	Datadog, Inc.
Draft Registration Statement on Form S-1, as amended
Originally Submitted June 13, 2019 and Amended July 30, 2019 and August 14, 2019
CIK: 0001561550

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letters dated July 10, 2019 and August 9, 2019 with respect to the Company’s Draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on June 13, 2019 and as amended on July 30, 2019.

Set forth below are the Company’s responses to certain of the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the above-mentioned Draft Registration Statement, as amended.

Factors Affecting Our Performance, page 57

Comment 2, Received August 9, 2019

2.

You state that annualized revenue run-rate is calculated by taking the monthly recurring revenue (MRR), which includes committed amounts as well any additional usage, and multiplying it by 12. Please tell us how you determined that additional usage in a given month is recurring. Also, clarify whether monthly subscription customers are included in MRR and if so, explain your basis for annualizing revenue derived from such customers. In your response, please tell us the amount of revenue recognized from monthly subscriptions for each period presented.

United States Securities and Exchange Commission

August 21, 2019

Page Two

In addition to the Company’s previous responses to the Staff on July 30, 2019 and August 14, 2019, the Company respectfully submits the following average month-to-month attrition rates for customers with monthly subscriptions based on customers and MRR to support the statement that its attrition rates for monthly subscriptions were immaterial for the periods presented:

	Year Ended December 31,					Six Months Ended June 30, 2019
	2014	2015	2016	2017	2018

Customers	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%

MRR	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%

As shown above, the attrition rates for monthly subscriptions for the periods presented were immaterial and generally within a narrow band, and there have been no material observable trends.

Comment 4, Received July 10, 2019

4.	Please revise to provide comparative disclosure of your actual dollar-based net retention rate for each reported period and discuss any significant fluctuations in such rates.

In addition to the Company’s previous response to the Staff on July 30, 2019, the Company has set forth the actual dollar-based net retention rate for each reported period in the table below. The Company respectfully advises the Staff that the rates are generally within a narrow band, and there have been no material observable trends.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2017				2018				2019

Dollar-Based Net Retention Rate	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%

General

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter, marked by brackets, be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has separately enclosed a copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the U.S. Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone me, the responsible representative, at (617) 937-2357 rather than rely upon the U.S. mail for such notice. My address is 500 Boylston Street, Boston, MA 02116.

Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s Comments.

United States Securities and Exchange Commission

August 21, 2019

Page Three

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.
David Obstler, Datadog, Inc.
Laszlo Kopits, Datadog, Inc.
Jodie Bourdet, Cooley LLP
Alison Haggerty, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP